# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Western Copper and Gold Corporation, CIK 0001364125
CUSIP: 95805V108
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1030 West Georgia Street, Suite 907, Vancouver, Canada (Federal Level) (Z4), V6E 2YE
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0000863064
Persons authorized to receive notices and communications: Andy Hodges, Company Secretary, 6 St James's Square, London SW1Y 4AD, United Kingdom (X0), SW1Y 4AD, 44 (0) 20 7781 2000

## Reporting persons
- Rio Tinto plc (CIK 0000863064): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: working capital (WC); sole voting power 19,004,925; shared voting power 0; sole dispositive power 0; shared dispositive power 19,004,925; aggregate amount beneficially owned 19,004,925 (9.5% of the class)
- Rio Tinto Canada Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,004,925; sole dispositive power 0; shared dispositive power 19,004,925; aggregate amount beneficially owned 19,004,925 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Western Copper and Gold Corporation
Address of issuer's principal executive offices: 1030 West Georgia Street, Suite 907, Vancouver, Canada (Federal Level) (Z4), V6E 2YE
Comment: This Amendment No. 3 ("Amendment No. 3") relates to the Statement on Schedule 13D (this "Schedule 13D") filed on June 16, 2025 by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales ("Rio Tinto"), and Rio Tinto Canada Inc., a corporation incorporated under the laws of Canada ("RTCI" and, together with Rio Tinto, the "Rio Tinto Companies"). Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On March 25, 2024, the Company completed a private placement with RTCI pursuant to RTCI's subscription rights as a result of a private placement completed on March 1, 2024 when Sandeep Singh, the Company's Chief Executive Officer, purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000. RTCI acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $323,363.

On May 6, 2024, the Company completed a private placement with RTCI pursuant to RTCI's subscription rights as a result of a public offering (the "Offering") completed on April 30, 2024 (in which the Company offered and sold 24,210,526 common shares). RTCI acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 3 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

RTCI and the Company entered into a Second Amended and Restated Investor Rights Agreement (the "A&R Investor Rights Agreement"). A copy of the form of A&R Investor Rights Agreement is filed with this Schedule 13D as Exhibit G and is incorporated herein by reference. Under the A&R Investor Rights Agreement, RTCI would retain its right (but not the obligation) to acquire additional securities in the Company so as to maintain its proportional equity interest in the Company.

The A&R Investor Rights Agreement also extends through November 30, 2026 (the "Extended Investor Rights Period"), RTCI's rights to: (a) appoint a member to the Company's technical and sustainability committee, and (b) upon mutual agreement, participate in a secondment program with the Company and RTCI.

Under the A&R Investor Rights Agreement, RTCI will also be entitled to customary registration rights to facilitate a public offering or distribution of Shares if it were to choose to sell its Shares, and RTCI will also be subject to customary standstill arrangements, as set out in the A&R Investor Rights Agreement, during the Extended Investor Rights Period. In connection with the A&R Investor Rights Agreement, RTCI agreed to certain restrictions on directly or indirectly soliciting for employment certain of the Company's employees and to restrictions on acquiring mining concessions within a specified distance from the property boundaries of the Company's mining interests.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Items 3 and 4 of this Schedule 13D/A are incorporated by reference in its entirety into this Item 5. The transactions in the class of securities reported on in this Schedule 13D that were effected during the past 60 days by or on behalf of the reporting persons are described in Item 3 and incorporated herein by reference. Other than those transactions, there were no other such transactions by the reporting persons that were effected during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Items 3 and 4 of this Schedule 13D/A is incorporated by reference in its entity into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated November 23, 2022.*
B Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.*
C Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.*
D Extension letter dated November 22, 2022 from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.*
E Subscription Agreement, dated November 27, 2023 between Western Copper and Gold Corporation and Rio Tinto Canada Inc.
F Amended and Restated Investor Rights Agreement dated November 27, 2023 between Western Copper and Gold Corporation and Rio Tinto Canada Inc.*
G Form of Second Amended and Restated Investor Rights Agreement dated June 13, 2025 between Western Copper and Gold Corporation and Rio Tinto Canada Inc.

## Signatures
- Rio Tinto plc: /s/ Andy Hodges, Andy Hodges, Company Secretary (06/18/2025)
- Rio Tinto Canada Inc.: /s/ Julie Parent, Julie Parent, Director (06/18/2025)